UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Scorpio Tankers Inc. Announces Proposed Offering by Seven & Seven Ltd. of $125,250,000 principal amount of Floating Rate Guaranteed Notes due 2019

MONACO – (Marketwired) – July 8, 2014 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Issuer"), intends to offer $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the "Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and in offshore transactions complying with Regulation S under the Securities Act.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the Notes will be guaranteed by The Export-Import Bank of Korea ("Kexim"), a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  The Kexim guaranteed Notes are being issued in connection with Scorpio's Secured Credit Facility (defined below) and are expected to reduce Kexim's funding obligations and Scorpio's borrowing costs under such facility.

The proceeds from the initial sale of the Notes will be deposited into a deposit account and periodically distributed, subject to the satisfaction or waiver of applicable conditions, to the facility agent under Scorpio's existing $429.6 million senior secured term loan facility (the "Secured Credit Facility") to finance advances to the borrowers thereunder to fund a portion of the purchase price of 18 new vessels, 10 of which are Handymax tankers and eight of which are LR tankers.  Two ice class Handymax tankers, the STI Comandante and the STI Brixton, were delivered on May 31, 2014 and June 27, 2014, respectively. The remaining 16 vessels are expected to be delivered to the respective borrowers between July 2014 and December 2014.

There is currently no public market for the Notes. Application has been made to the Singapore Exchange Securities Trading Limited (the "SGX-ST") for the listing and quotation of the Notes on the SGX-ST.  The Notes will not be listed on any other securities exchange, listing authority or quotation system.

This report shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related Kexim guarantee, nor shall there be any sale of the Notes and the related Kexim guarantee in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related Kexim guarantee will be made only by means of a private offering memorandum.

The Notes and the related guarantee have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 27 tankers (two LR1 tankers, three Handymax tankers, 21 MR tankers, and one post-Panamax tanker) with an average age of 2.3 years, time charters-in 26 product tankers (eight LR2, six LR1, four MR and eight Handymax tankers), and has contracted for 47 newbuilding product tankers (23 MR, 12 LR2, and 12 Handymax ice class-1A product tankers), 33 are expected to be delivered to the Company throughout 2014 and 14 in 2015. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this report.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.

212-542-1616

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-186815) that was filed with the U.S. Securities and Exchange Commission with an effective date of February 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC. (registrant)
Dated: July 8, 2014	By:	/s/ Brian Lee
Brian Lee Chief Financial Officer